

Connect   🔒 Message   More...

David Shahan · 2nd
Owner at SunState Laboratories
Broomfield, Colorado · 500+ connections · **Contact info**

Sunstate Laboratories

**Haslam College of Business
at the University of...**

Highlights



1 mutual connection
You and David both know Jonny Price

About

SunState Laboratories is committed to developing innovative, cost-effective, environmentally responsible household cleaning products. Our goal is to go beyond green formulations and address the global concern of plastic waste being dumped into our environment.

After years of research, we have successfully engineered a line of concentrated cleaning products in easy-to-use tablet form. Now, rather than throwing away perfectly good spray bottles, you can refill those same bottles at home and use them again and again. Consumers finally have a viable alternative to the traditional practice of buying, using, and discarding cleaning bottles & sprayers.

🔗   **DAZZ - What's The
Buzz on DAZZ**

Articles
610 followers

HSN to feature DAZZ on it's 1/4/16 episode of American Dreams

 **David Shahan**
Published on LinkedIn



After a nationwide search, the Home Shopping Network has chosen DAZZ Cleaning Tablets and creator David Shahan to appear on its monthly special American Dreams. HSN's Bob Circosta, "TV's Billion Dollar Man", scours the country, looking for America's next great ideas and products. On the first Monday of each month, HSN host Adam Freeman showcases these exciting new products and the entrepreneurs that created them. Tu ...see more

👍 Like   💬 Comment   2 · 2 Comments

See all

Experience

Founder / CEO
Sunstate Laboratories
Sep 2011 – Present · 8 yrs 5 mos
Westminster, CO

Founder

 dazz_logo_tagline hires.jpg

 **Regional Vice President**
Jani-King
Feb 1996 – Jan 2019 · 23 yrs
Greater Denver Area

Owner-Certified Master Dry Cleaner
Press XPress
Jan 1989 – Jun 1994 · 5 yrs 6 mos

Education

 **Haslam College of Business at the University of Tennessee**
BS, Finance
1982 – 1987

Techceuticals
Tablet Manufacturing
2012 – 2012

International Fabricare Institute
Certified Master Dry Cleaner, Chemical Technologies for Cleaning Industries
1991 – 1991

Show 1 more education ⌄

Volunteer Experience

Soccer Coach
West Florida Premier
Sep 2003 – Mar 2017 · 13 yrs 7 mos

Youth soccer coach

Skills & Endorsements

Contract Negotiation · 38
 Endorsed by **Steve Roesch and 9 others who are highly skilled at this**

Facilities Management · 31
Angie Alvarez and 30 connections have given endorsements for this skill

Operations Management · 25
 Endorsed by **Kamyar Shah - Remote COO - Remote CMO and 3 others who are highly skilled at this**

Show more ⌄

Recommendations

Received (0)   **Given (1)**



Curtis Elliott
Creative Direction + Design
August 19, 2015, David was a
client of Curtis'

For the past 3 years, Curtis has worked with me on both my corporate brand as well as all our products. He has been the driving creative force behind everything from name creation, logo design, retail packaging, website & social media pages, and sales collateral. His amazing work on our DAZZ Cleaning T... **See more**

Interests



Facilities Management Group
132,051 members



Blackstone Entrepreneurs Netwo...
1,436 followers



ZoomEssence, Inc
861 followers



ISSA-The Worldwide Cleaning Ind...
30,948 members



Haslam College of Business at th...
19,813 followers



UglyGood
112 followers

See all